

LINDSEY MORDEN GROUP INC.

70 UNIVERSITY AVENUE, SUITE 1200 - TORONTO, ONTARIO M5J 2M4 - TELEPHONE (416) 596-8020 FAX (416) 596-6510


05005998

February 11, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.
20549
U.S.A.


SEC MAIL PROCESSING
RECEIVED
WASH., D.C.

Dear Sirs or Mesdames:

Re: Lindsey Morden Group Inc – File No. 82 - 5143

Pursuant to the exemption under SEC Rule 12g3-2(b) for foreign private issuers, we are furnishing you with a copy of a press release distributed on Thursday, February 10, 2005.

Please call me at (416) 596-8020 with any questions.

Yours truly,

David Langille
Chief Financial Officer

Enclosure
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LINDSEY MORDEN GROUP INC.

News Release: February 10, 2005
Listed: Toronto Stock Exchange
Stock Symbol: LM.SV

Financial results for the three and twelve months ended December 31, 2004

	Fourth Quarter (unaudited)		Year-to-date (audited[1])	
(in $000s except per share data)	**2004**	2003	**2004**	2003
Revenue:				
Canada	**12,841**	12,994	**51,067**	48,665
United States	**17,529**	12,803	**55,416**	62,561
United Kingdom	**51,663**	48,553	**196,393**	178,386
Europe	**18,120**	18,896	**72,215**	71,715
International	**12,330**	10,480	**48,800**	45,809
	112,483	103,726	**423,891**	407,136
Operating earnings from continuing operations:				
Canada	**540**	1,634	**2,491**	2,421
United States	**574**	(987)	**(147)**	(81)
United Kingdom	**6,165**	5,956	**15,754**	15,815
Europe	**1,663**	2,679	**5,018**	6,987
International	**3,339**	1,465	**9,018**	5,919
Corporate	**(2,908)**	(4,725)	**(8,094)**	(10,414)
	9,373	6,022	**24,040**	20,647
Interest expense	**4,696**	1,599	**17,388**	10,870
Provision for income taxes	**(137)**	1,134	**5,136**	5,145
Net earnings from continuing operations	**4,814**	3,289	**1,516**	4,632
Net loss from discontinued operations, net of tax	–	(24,468)	**(3,588)**	(34,587)
Net loss on disposal, net of tax	–	–	**(24,625)**	–
Reimbursement for costs	–	–	**5,932**	–
Net earnings (loss)	**4,814**	(21,179)	**(20,765)**	(29,955)
Net earnings (loss) per share from continuing operations	**$0.35**	$0.24	**$0.11**	$0.34
Net earnings (loss) per share	**$0.35**	$(1.54)	**$(1.50)**	$(2.18)

(1) Financial information extracted from audited consolidated financial statements for the years ended December 31, 2004 and 2003.

Revenue from continuing operations for fourth quarter 2004 was $112.5 million, an increase of $8.8 million from fourth quarter 2003. The United States, United Kingdom and International operations reported increases in revenue compared to fourth quarter 2003, which were partially offset by small declines in revenue reported by the Canadian and European operations.

Operating earnings from continuing operations for fourth quarter 2004 were $9.4 million compared to $6.0 million for fourth quarter 2003, an increase of 56%. This increase was in part due to the United States operations in the fourth quarter of 2004 which improved to a profit of $0.6 million from a loss of $1.0 million in the fourth quarter of 2003. International operations increased earnings to $3.3 million from $1.5 million in the fourth quarter of 2003. Both operations benefited in part from hurricane related events.

The Company's net earnings from continuing operations for fourth quarter 2004 was $4.8 million ($0.35 per share) compared to $3.3 million ($0.24 per share) in fourth quarter 2003. The fourth quarter 2003 loss of $21.2 million ($1.54 loss per share) was due to the loss from discontinued operations of $24.5 million.

Mr. Jan Christiansen, President & CEO of Lindsey Morden Group Inc. stated, "The profitability of all continuing operations during the third and fourth quarters could not have been achieved without the dedicated effort of all of our over 3,300 employees around the world. We are also very encouraged by the positive customer feedback we are receiving as a result of our hurricane related services in our United States and International operations."

The Company's unaudited consolidated financial information has been prepared in accordance with Canadian generally accepted accounting principles and, unless otherwise stated, is in Canadian dollars.

Lindsey Morden Group Inc. is a holding company which, through its Cunningham Lindsey subsidiaries, provides a wide range of independent insurance claims services, including claims adjusting, appraisal and claims and risk management services. It has a worldwide network of branches in Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East. Lindsey Morden also provides claims adjusting and appraisal training courses in the United States.

For further information, please contact Jan Christiansen, President and Chief Executive Officer, at (214) 488-6725. Website: www.lindseymordengroupinc.com